Exhibit 99.2

QIAGEN to acquire Parse Biosciences, expanding its Sample technologies portfolio into highly scalable single-cell solutions

•Parse Biosciences is a fast-growing innovator in single-cell sample preparation, with technologies used in more than 3,000 labs across over 40 countries

•Acquisition strengthens QIAGEN’s presence in the rapidly growing single-cell market, accelerating growth across its industry-leading Sample technologies portfolio

•Parse provides Evercode, a highly differentiated instrument-free platform built for analyzing millions and billions of cells for large-scale AI-driven biology

•Single-cell market expected to nearly double by 2029, driven by AI-powered drug discovery and demand for high-scale, quantitative biological data

•Parse to be fully acquired for an upfront payment of approximately $225 million in cash and additional potential milestone payments, transaction expected to be completed in late 2025

Venlo, the Netherlands, and Seattle, Washington, November 4, 2025 – QIAGEN (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced it has entered into a definitive agreement to fully acquire Parse Biosciences, a leading provider of scalable, instrument-free solutions for single-cell research.

The acquisition will significantly expand QIAGEN’s Sample technologies portfolio into the fast-growing single-cell sequencing market with highly scalable chemistry designed to power research involving up to millions and billions of cells. Parse’s scalable chemistry is also expected to accelerate growth in the QIAGEN Digital Insights (QDI) bioinformatics business, enabling customers to generate, process and interpret AI-driven single-cell data more efficiently and at much greater scale, from the first sample to actionable insights.

Strategic fit with QIAGEN Sample technologies: Entering the age of single-cell AI

Single-cell analysis allows scientists to study the activity of genes in individual cells, revealing the driving mechanisms of health and disease. The global single-cell market is expected to grow from about $1.2 billion in 2024 to $2.1 billion by 2029, reflecting annual growth of about 10%. This expansion is being driven by AI-based drug discovery as pharmaceutical and biotechnology companies generate large-scale cellular datasets to train predictive models of biology.

Parse is distinctly positioned to capitalize on this trend with Evercode, a proprietary combinatorial barcoding platform. Evercode is highly differentiated by enabling large-scale projects to analyze millions and billions of cells, a capability lacking in other single-cell offerings. Parse’s technologies are supporting breakthroughs by generating the massive datasets required to power a new generation of discovery.

“The addition of the Parse team to QIAGEN will significantly strengthen our offerings in one of the most dynamic areas of life science,” said Thierry Bernard, CEO of QIAGEN. “Single-cell analysis is the key to understanding health and disease at a mechanistic level. By combining Parse with our Sample technologies portfolio and QDI bioinformatics offering, we can provide researchers with the tools to generate the massive datasets required to build predictive virtual cell models that fuel AI-based drug discovery. We are investing in areas that offer the highest returns and growth potential to create long-term value for QIAGEN and our stakeholders.”

“Parse was founded to make single-cell sequencing accessible to any lab,” said Alex Rosenberg, PhD, CEO and co-founder of Parse Biosciences. “As our team joins QIAGEN, we want to accelerate that mission and extend the reach of our technology to more customers around the world. QIAGEN’s strong commitment to Sample technologies and its global infrastructure make it an ideal partner for our next stage of growth.”

Parse Biosciences: Delivering differentiated single-cell scale, efficiency and quality

Parse’s technology is designed to profile more cells in less time, addressing the increasing demand among customers for massive-scale projects, particularly in pharma and academia.

Key advantages include:

•Instrument-free: Parse solutions do not require a specialized instrument, allowing for rapid customer adoption and use in any lab and creating a major differentiator in scalability.

•Data scale and quality: Parse has pioneered high-throughput single-cell analysis, highlighted by the Tahoe-100M dataset – the largest publicly available single-cell dataset to date comprising more than 100 million single-cell transcriptomes (the complete set of RNA molecules expressed in each cell).

•GigaLab service: Parse’s latest offering is GigaLab, a high-throughput service with a capacity of 2.5 billion cells per year. This service supports multi-million cell projects used in drug and target screens across therapeutic areas such as oncology, immunology and neurology, and is highly valued by pharmaceutical partners.

•Broad adoption: Parse’s products are used by over 3,000 labs globally, including all of the top 50 research institutions and top 10 pharma companies.

•Intellectual property: Parse holds an exclusive license to 36 granted University of Washington patents on split-pool combinatorial barcoding for all fields, providing broad protection for its proprietary technology.

Transaction summary

QIAGEN will fully acquire Parse Biosciences for an upfront payment of approximately $225 million in cash, with Parse equity holders eligible for additional milestone payments of up to $55 million based on the achievement of targets over a multi-year period. The transaction, which is subject to clearance under the U.S. Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions, is expected to be completed in December 2025 and not provide any meaningful contributions for the year. For full-year 2026, Parse is expected to contribute approximately $40 million in sales to QIAGEN (approximately two percentage points of growth), with sales expected to increase at a strong double-digit rate in subsequent years. The transaction is expected to be dilutive to adjusted earnings per share (EPS) by approximately $0.04 in 2026 and accretive beginning in 2028.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. QIAGEN serves over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of September 30, 2025, QIAGEN employed approximately 5,700 people in over 35 locations worldwide. For more information, visit www.qiagen.com.

About Parse Biosciences

Parse Biosciences is a leading provider of scalable, chemistry-based single-cell solutions. Its proprietary Evercode™ platform enables instrument-free, high-throughput RNA workflows with unmatched flexibility and ease of use. The company also offers the cloud-based Trailmaker™ software suite for intuitive data analysis and GigaLab, a service platform capable of processing large-scale projects. Parse serves more than 3,000 customers in over 40 countries. Founded in 2018, Parse is headquartered in Seattle, Washington, and has about 110 employees. For more information, visit www.Parsebiosciences.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including with respect to QIAGEN’s proposed acquisition of Parse Biosciences. These statements include those regarding the expected economic and operational benefits of the proposed transaction (including the acquired business’ expected future sales and sales growth rate, as well as the expected benefits and success of Parse Biosciences offerings), the expected timing of the closing of the proposed transaction, and the ability of the parties to complete the proposed transaction considering the various closing conditions. Additional forward-looking statements may include statements regarding QIAGEN's products, development timelines, marketing and/or regulatory approvals, financial and operational outlook, growth strategies, collaborations and operating results (such as expected net sales and adjusted diluted earnings). These statements are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to: the expected benefits of the proposed transaction may not be realized; QIAGEN’s ability to successfully implement integration strategies for the acquired business within the expected timeframes; the proposed transaction not being timely completed, if at all; regulatory approvals required for the proposed transaction not being timely obtained, if at all, or being obtained subject to conditions; challenges in managing growth and international operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistical dependencies); variability in operating results and the commercial development of products for customers in the Life Sciences and clinical healthcare markets; changes in relationships with customers, suppliers or strategic partners; competition and rapid technological advancements; fluctuating demand for QIAGEN's products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining regulatory approvals for our products; difficulties in successfully adapting QIAGEN's products into integrated solutions and producing these products; and protecting product differentiation from competitors. Additional risks and uncertainties may arise from market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other "force majeure" events. There is also no guarantee that anticipated benefits from restructuring programs and acquisitions will materialize as expected. For a more complete discussion of risks and uncertainties, please refer to the “Risk Factors” section in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.
Contact QIAGEN:

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